U.S. SECURITIES AND EXCHANGE COMMISSION

                          WASHINGTON, D.C. 20549


                                FORM 12B-25

          NOTIFICATION OF LATE FILING                       SEC FILE NUMBER
                                                                0-14060

               (CHECK ONE):                                 CUSIP NUMBER
                                                                461190100


[ x ]  Form 10-K and Form 10-KSB    [  ]  Form 20-F
[   ]  Form 11-K
     [  ]  Form 10-Q and Form 10-QSB  [  ] Form N-SAR

     For Period Ended:         DECEMBER 31, 1999
     [  ] Transition Report on Form 10-K
     [  ] Transition Report on Form 20-F
     [  ] Transition Report on Form 11-K
     [  ] Transition Report on Form 10-Q
     [  ] Transition Report on Form N-SAR
     For the Transition Period Ended:



     READ  ATTACHED  INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT
     OR TYPE.
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.



   If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I-REGISTRANT INFORMATION

     Full Name of Registrant

        Intrenet, Inc.

     Former Name if Applicable

     Address of Principal Executive Office (Street and Number)

          400 TECHNECENTER DRIVE, SUITE 200

     City, State and Zip Code

          MILFORD, OHIO  45150


PART II-RULES 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [<para>23,047], the following should be completed. (Check box if appropriate)

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [Amended in Release No. 34-26589 (<para>72,435), effective April 12, 1989, 54 F.R. 10306.]

[x]  (c)  The   accountant's  statement  or  other  exhibit   required   by
Rule 12b-25(c) has been attached if applicable.



PART III-NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. [Amended in Release No. 34-26589 (<para>72,439), effective August 13, 1992, 57 F.R. 36442.]
                                            (Attach Extra Sheets if Needed)

   The Registrant is in the process of analyzing the possible impact of recent operational trends, primarily extraordinary increases in fuel prices, on the ability of the Registrant to meet financial covenants included in its current bank loan agreement. The outcome of this analysis may result in additional disclosures in the notes to the Company's financial statements, additional disclosure in management's discussion of liquidity and capital resources and may impact the report of the Registrant's independent auditors on the financial statements to be included in the Annual Report on Form 10-K. For these reasons, the Registrant does not believe that it is possible or appropriate to file any portion of the Annual Report on Form 10-K at this time. The Registrant intends to file its Form 10-K within fifteen calendar days.


PART IV-OTHER INFORMATION

   (1) Name and telephone number of person to contact in regard to this notification

          THOMAS J. BELL          513                        576-6666
              (Name)          (Area Code)               (Telephone Number)

   (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                    [ x ]  Yes     [  ]  No

   (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                    [ x ]  Yes     [  ]  No

   If  so:   attach  an  explanation  of  the   anticipated   change,  both
narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

   As previously announced, the Registrant reported losses for the three-months ended December 31, 1999 and the year ended December 31, 1999 as compared to net profits for the comparable periods of 1998. The 1999 losses result principally from one-time charges related to the settlement of contingent liability for pension fund obligations, severance payments to former management, and the write-down of certain assets. In addition, 1999 operating results have been adversely affected by significant increases in fuel costs and a shortage of drivers. The net loss is $2.5 million for the three-month period ended December 31, 1999 and $4.8 million for the year.

                              INTRENET, INC.
-----------------------------------------------------------------
               (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date    MARCH 31,2000         By:      /S/ THOMAS J. BELL
                                  Thomas J. Bell,
                                  Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                    [LETTERHEAD OF ARTHUR ANDERSEN LLP]









VIA TELECOPY



March 30, 2000


Mr. Thomas J. Bell
Chief Financial Officer
Intrenet, Inc.
400 TechneCenter Drive, Suite 200
Milford, Ohio  45150

Dear Mr. Bell:

     We have read the Form 12b-25 for Intrenet, Inc. setting forth the reasons for its inability to timely file its annual report on Form 10-K for the year ended December 31, 1999, and are in agreement with the statements made therein.

                              Very truly yours,


                              /s/ ARTHUR ANDERSEN LLP